Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

HOME POINT CAPITAL INC.

(Name of Subject Company (Issuer))

HEISMAN MERGER SUB, INC.

a wholly owned subsidiary of

MR. COOPER GROUP INC.

(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to Be Paid	$327,241,033.30	0.00011020	$36,061.96

Fees Previously Paid	$0		$0

Total Transaction Valuation	$

Total Fees Due for Filing			$36,061.96

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$36,061.96

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase any and all of the outstanding shares of common stock, par value $0.0000000072 per share, of Home Point Capital Inc. (“Home Point” and such shares, “Shares”) at a purchase price of $2.33 per Share, to be paid to the seller in cash, without interest, subject to reduction for any required withholding taxes (the “Offer Price”) and, as of May 25, 2023 (the most recent practicable date), is the sum of: (i) 138,551,796 Shares that are issued and outstanding, multiplied by the Offer Price, (ii) outstanding and exercisable compensatory options, whether or not vested and which have a per share exercise price that is less than the Offer Price, representing the right to purchase (subject to the terms thereof) an aggregate of 8,000,409 Shares at a weighted average exercise price of $1.86, multiplied by the Offer Price minus the weighted average exercise price of such options, and (iii) 281,183 Shares subject to outstanding Home Point stock units (with Home Point’s performance stock units measured at the maximum level of performance) multiplied by the Offer Price.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023 beginning on October 1, 2022, issued August 26, 2022, by multiplying the transaction value by 0.00011020.